Response to Item 77C


Special Meeting of Shareholders of Eaton Vance
Michigan Municipal Income Fund (the "Fund")

The Fund held a Special Meeting of Shareholders on
August 11, 2011 to approve an Agreement and Plan of Reorganization (the "Plan") to convert shares of the Fund into corresponding shares of Eaton Vance National
Municipal Income Fund (the "National Fund"). The Plan provides for the transfer of all of the assets and liabilities of the Fund to the National Fund in exchange for corresponding shares of the National Fund.
The following action was taken by the shareholders:


Number of Shares

For:		2,621,795
Against:	   220,668
Abstain:   	   105,278